

05040241

MAR 29 2005

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SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 01, 2004 (MM/DD/YY) AND ENDING Dec. 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palm Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4830 West Kennedy Blvd., Suite 890
(No. and Street)

Tampa (City) Fl. (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Burns 813-281-0995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy + Tapp, P.A.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Dr. Ste 400 (Address) Clearwater (City) Fl. (State) 33762 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palm Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STEPHANIE BARR
Notary Public - State of Florida
My Commission Expires Sep 21, 2008
Commission # DD 357030
Bonded By National Notary Assn.

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

13577 Feather Sound Drive, Suite 400
Clearwater, Florida 33762-5539
(727) 572-1400 Fax (727) 571-1933
internet: www.KRMTCPA.com

Report of Independent Certified Public Accountants'

To Palm Securities, LLC:

We have audited the accompanying statement of financial condition of Palm Securities, LLC (the Company) as of December 31, 2004, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palm Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp, P.A

January 17, 2005
Clearwater, Florida

PALM SECURITIES, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	23,245
Deposits		2,085
	$	25,330

Liabilities and Member's Equity

Accrued expenses	$	6,500
Member's equity		18,830
	$	25,330

The accompanying notes are an integral part of these financial statements.

PALM SECURITIES, LLC

Notes to Financial Statements

December 31, 2004

(1) Nature of Business

Palm Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly owned subsidiary of Beach Capital Advisors LLC (Beach). The Company's business primarily consists of assisting entities in obtaining financing and assisting in merger and acquisition transactions.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Revenue Recognition

The Company recognizes revenue from commissions and fees it earns upon the completion of its responsibilities related to the transaction and the closing of the transaction.

(c) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the member on its individual income tax return.

(3) Cash Deposit

The Company maintains a cash deposit with NASD to facilitate direct payments of certain expenses related to the Company's operations as a broker-dealer.

(4) Concentration of Credit Risk and Major Customer Information

The Company maintains its cash accounts with a banking institution. The total cash balances are insured by the F.D.I.C. up to $100,000 per account.

(4) Concentration of Credit Risk and Major Customer Information - Continued

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral or other security to support customer receivables.

Approximately 83% of the Company's 2004 revenue was derived from three customers.

(5) Related Party Transactions

Effective September 30, 2003, the Company entered into an Administrative Expense Agreement (Agreement) with Beach. The Agreement sets forth the arrangement whereby in return for a monthly fee of $400, Beach will provide the Company with office space, phone, facsimile, network access, computers, copiers and general office supplies and costs. The monthly fee commenced in February 2004, upon the registration of the Company with the NASD. Administrative expenses were $4,400 for the year ended December 31, 2004.

The principles of Beach also held non-controlling, minority ownership interests (less than 5%) in two entities that utilized the Company for securities private placement services. These entities compensated the Company $116,500 for such services during 2004. In addition, Beach leases office space from one of these entities.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital and a regulatory net capital requirement of $16,745 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .39 to1.